Exhibit 4.55

5 May 2015

Strictly Private & Confidential

Julian Gangolli

Dear Julian

It is with great enthusiasm that we confirm an offer of employment with GW Pharmaceuticals Inc (the “Company”).

Kindly let this letter serve as an outline of the primary elements of our offer.

POSITION PROFILE

Your title will be President, GW Pharmaceuticals Inc. Your work location will be at the Company’s proposed office in Southern California. You will devote your best efforts to the performance of your duties at the Company, and you agree not to directly or indirectly engage or participate in any other employment, occupation or activities which may conflict with the best interests of the Company. This is a full-time position which is exempt from overtime payments.

COMPENSATION

Salary: Your base salary will be at the annual rate of $400,000 less the amount paid to you by GW Pharmaceuticals plc in the UK in respect of your role as a UK Board director. Your salary will be paid in accordance with our normal payroll practices and subject to standard withholdings and deductions. The Remuneration Committee will review your salary annually, but such review does not necessarily imply an increase.

You should note that the Company may modify job titles, salaries and benefits from time to time as it deems necessary in accordance with applicable laws.

EMPLOYEE BENEFITS

You will be entitled during your employment with the Company to participate in such employee benefit plans and to receive such other fringe benefits (including by way of example, life and disability insurance and medical coverage and 401(k) plans) as are maintained from time to time for salaried employees of the Company, to the extent that your position, tenure, compensation, age, health and other qualifications make you (and your dependents) eligible to participate. Notwithstanding anything to the contrary herein contained, (i) the Company does not promise the continuance of any particular plan or program during your employment, (ii) your (and your dependents’) participation in any such plan or program shall be subject to the provisions, rules, regulations and laws applicable thereto and (iii) such plans or programs may be amended or terminated at any time by the Company in its sole discretion. See enclosed Discretionary Benefits Letter.

GW Pharmaceuticals Inc.

15 TW Alexander Drive, Suite 213, Research Triangle park, NC 27709        www.gwpharm.com

Company No. 5426844 registered in Delaware, US.

PAID TIME OFF

The Company will offer you 25 days per calendar year of paid vacation, which begin to accrue upon the date you commence work with the Company. You shall also be entitled to a maximum of 7 paid sick days for illness or injury in any twelve month period, which may also be used for the illness or injury of family members in accordance with applicable laws. Sick leave is to be taken for illness or injury, and unused sick time will not be carried over or paid out.

Paid Holidays: The Company recognizes the following paid US holidays:

•	New Year's Day	•	Columbus Day
•	Martin Luther King, Jr. Day	•	Veteran’s Day
•	Presidents’ Day	•	Thanksgiving Day
•	Memorial Day	•	Day after Thanksgiving
•	Independence Day	•	Christmas Day
•	Labor Day

A recognized holiday that falls on a Saturday generally will be observed on the preceding Friday, and a recognized holiday that falls on a Sunday generally will be observed on the following Monday.

NO CONFLICTS

By signing below you agree that there is no lawful reason to prevent you from accepting a position with the Company. We also ask that, if you have not already done so, you disclose to the Company any and all agreements relating to your prior employment that may affect your eligibility to be employed by the Company or limit the manner in which you may be employed. It is the Company’s understanding that any such agreements will not prevent you from performing the duties of your position and you represent that such is the case. Moreover, you agree that, during the term of your employment with the Company, you will not engage in any other employment, occupation, consulting or other business activity, nor will you engage in any other activities that conflict with your obligations to the Company. Similarly, you agree not to bring any third party confidential information to the Company, including that of your former employer, and that in performing your duties for the Company you will not in any way utilize any such information.

COMPANY POLICIES

As a Company employee, you will be expected to abide by the Company’s rules and policies. Company policies may change from time to time, with or without notice, in accordance with applicable laws.

GW Pharmaceuticals Inc.

15 TW Alexander Drive, Suite 213, Research Triangle park, NC 27709        www.gwpharm.com

Company No. 5426844 registered in Delaware, US.

PROPRIETARY INFORMATION/NONDISCLOSURE/NO SOLICITATION/NO COMPETITION

As a condition of your employment you will be required to sign the Company Intellectual Property, Confidentiality and Non-disclosure Agreement enclosed with this offer letter and incorporated by reference herein.

EMPLOYMENT

The Company is proud of its record as an equal opportunity employer and of the long-term professional relationships we have enjoyed with so many of our employees. However, I am obligated to state that employment with the Company is “at will” and may therefore be terminated by the Company or by you, at any time, with or without cause, with or without notice, and with or without prior counseling or discipline.

However, we ask that you will provide one months’ notice of your intent to resign from your employment with the Company, and the Company will provide one months’ of notice pay in the event that the Company terminates your employment without notice, unless you and the Company mutually agree to a longer notice period.

Conditions to Employment: The Company reserves the right to conduct background investigations and/or reference checks, as well as pre-employment drug testing, on all of its potential and existing employees in accordance with applicable laws. For purposes of federal immigration law, as a condition of employment you are required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States.

Severability/Construction: To the extent any provision of this offer letter or application of it to any person, place, or circumstance shall be determined to be invalid, unlawful or otherwise unenforceable, in whole or in part, the remainder of the offer letter shall remain in full force and effect, and this Agreement shall be reformed to the extent necessary to carry out its provisions to the greatest extent possible.

LOGISTICS

Finally, if you agree to and accept this offer, please sign and return this letter along with the attached the Intellectual Property, Confidentiality and Non-disclosure agreement and the Arbitration agreement as soon as possible. If you should have questions, feel free to contact me. It is a pre-condition of your employment that you sign and return the enclosed agreements, which you should read carefully.

ENTIRE AGREEMENT

This letter, along with any agreements relating to proprietary rights between you and the Company set forth the terms of your employment with the Company and supersede any prior representations or agreements including, but not limited to, any representations made during your recruitment, interviews or pre-employment negotiations, whether written or oral. This letter, including, but not limited to, its at-will employment provision, may not be modified or amended except by a written agreement signed by the myself and you.

GW Pharmaceuticals Inc.

15 TW Alexander Drive, Suite 213, Research Triangle park, NC 27709        www.gwpharm.com

Company No. 5426844 registered in Delaware, US.

We are excited that you have decided to join us and we look forward to working with you. We believe that you share our vision for excellence and we look forward to a mutually prosperous relationship in the future.

Sincerely,

/s/ Justin Gover

Justin Gover
Chief Executive Officer

Agreed to and Accepted By:	Julian Gangolli	Date: 5/5/2015
Julian Gangolli

GW Pharmaceuticals Inc.

15 TW Alexander Drive, Suite 213, Research Triangle park, NC 27709        www.gwpharm.com

Company No. 5426844 registered in Delaware, US.